EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 28,	September 30,
	2008	2007
	Millions
Earnings
Earnings before income taxes and minority interests	$1,131	$859
Add:
Fixed charges	72	77
Amortization of capitalized interest	3	4
Distributed income of equity investees	101	71
Less:
Equity in earnings of investees	186	137
Capitalized interest	5	4
Earnings before fixed charges	$1,116	$870

Fixed charges
Interest expense	$33	$44
Capitalized interest	5	4
Amortization of debt discount	2	1
Interest portion of rental expense(1)	32	28
Total fixed charges	$72	$77

Ratio of earnings to fixed charges	15.5	11.3
(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.